Financial Report Grupo Financiero Galicia S.A. 20243rd. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, November 5, 2024, Grupo Financiero Galicia S.A. (“Grupo Galicia” o “GFG”, BYMA/NASDAQ: GGAL), announced its financial results for the third quarter, ended on September 30, 2024.

This report is a summary analysis of Grupo Galicia’s financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), BYMA (www.byma.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Diego Rivas
Chief Financial Officer

Pablo Firvida
Investor Relations Officer

“

The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 “Financial Information in Hyperinflationary Economies” except otherwise noted.

Conference Call

Novermber 5, 2024
3:00 pm (Eastern Time)
5:00 pm (Argentina)

To participate, register here.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A.U. (Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U., Agri Tech Investments LLC (Nera), Galicia Investments LLC, Galicia Ventures LP and Galicia Holdings US, Inc.

It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies, and its board of directors has a high commitment in customer experience and sustainable development.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Ps.966,616 million Net income for the period attributable to GFG +92% vs. 9M 2023 Net profit per share Ps.114.18 Capital Ratio 24.51% ROE 29.94% +1,243 bp vs. 9M 2023 Efficiency 37.25% -1,881 bp vs. 9M 2023 Employees 9,403 Branches and other points of sale 429 Deposits accounts In thousands 14,278 Credit cards In thousands 14,395 4 Ps.168,375 million Net income for the quarter attributable to GFG +1% vs. 3Q 2023 ROE 15.26% -178 bp vs. 3Q 2023 Efficiency 48.75% -1,021 bp vs. 3Q 2023 Highlights Nera Grupo Galicia launched Nera, a digital ecosystem with entrepreneurial spirit for those who want to have within easy reach all payment and financing alternatives for the agricultural sector, connecting suppliers and producers who want to grow in an agile and safe way.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima 5 Highlights Nera Grupo Galicia launched Nera, a digital ecosystem with entrepreneurial spirit for those who want to have within easy reach all payment and financing alternatives for the agricultural sector, connecting suppliers and producers who want to grow in an agile and safe way. On August 23, 2024, Grupo Galicia has resolved to implement the First Capital Increase approved at the Shareholders' Meeting held on August 20, 2024. The shares to be issued ill have a nominal valu of up to Ps.115 million, r presented by up to a maximum of 115 million class “B” common shares. For more information → Relevant information On September 12, 2024, the Argentine Central Bank approved the acquisition by Grupo Galicia and Banco Galicia of the shareholding of HSBC. For more information → Relevant information HSBC Issuance of shares

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima (1) Galicia consolidated with Naranja X. Selected ratios Percentages 2024 2024 2023 Variation (bp) 3Q 2Q 3Q vs.2Q24 vs.3Q23 ROA 3.14 9.89 3.36 (675) (22) ROE 15.26 42.52 17.04 (2,726) (178) Financial Margin 28.62 53.00 34.57 (2,438) (595) Efficiency ratio 48.75 32.74 58.96 1,601 (1,021) Capital ratio (1) 24.51 26.39 24.53 (188) (2) NPL Ratio (1) 2.66 2.65 2.75 1 (9) Allowance for loan losses / Private-sector financing 4.20 4.06 3.63 14 57 Coverage (1) 157.70 153.50 131.62 420 2,608 Non-accrual portfolio with guarantees to non-accrual portfolio (1) 3.68 2.81 4.66 87 (98) Cost of risk 7.38 8.61 4.12 (123) 326 6 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Net income attributable to GFG for the quarter amounted to Ps.168,376 million, which represented a 3.14% annualized return on average assets and a 15.26% annualized return on average shareholder's equity.

Said result was mainly due to profits from its interest in Galicia (Ps.83,656 million), in Naranja X (Ps.68,740 million), and in Fondos Fima (Ps.16,858 million), offset by a loss in Galicia Seguros (Ps.907 million).


Results from Equity Investments
Galicia
83,656
158,000
Naranja X
68,740
(7,220)
Galicia Seguros
(907)
1,824
Fondos Fima
16,858
10,300
3Q 2024
3Q 2023

7

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Income Statement					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Net interest income	762,315	1,427,261	985,071	(47)	(23)
Net fee income	255,942	225,861	249,165	13	3
Net results from financial instruments	208,086	208,681	178,983	—	16
Gold and foreign currency quotation differences	33,163	47,207	189,831	(30)	(83)
Other operating income	101,931	86,168	141,313	18	(28)
Underwriting income from insurance business	35,021	36,242	13,519	(3)	159
Loan loss provisions	(167,553)	(163,158)	(84,129)	3	99
Net operating income	**1,228,906**	**1,868,262**	**1,673,753**	**(34)**	**(27)**
Personnel expenses	(154,256)	(192,473)	(153,402)	(20)	1
Administrative expenses	(174,109)	(176,164)	(146,548)	(1)	19
Depreciations and devaluations of assets	(38,906)	(39,846)	(44,468)	(2)	(13)
Other operating expenses	(220,326)	(255,317)	(281,210)	(14)	(22)
Operating Income	**641,309**	**1,204,462**	**1,048,125**	**(47)**	**(39)**
Results from the net monetary position	(382,171)	(506,249)	(815,593)	(25)	(53)
Results from associates and joint ventures	(1,051)	(677)	(1,130)	55	(7)
Income tax	(89,740)	(238,867)	(63,872)	(62)	40
Net income	**168,348**	**458,667**	**167,530**	**(63)**	**—**
Net Income Attributable to Non-controlling Interests	(28)	67	—	(142)	N/A
Net Income Attributable to Grupo Galicia	168,375	458,600	167,530	(63)	1
Other comprehensive income	17,124	418	(134)	n.m.	n.m.
Total comprehensive income	**185,471**	**459,085**	**167,396**	**(60)**	**11**
Total comprehensive income Attributable to Non-controlling Interests	(28)	67	—	(142)	N/A
Total comprehensive income Attributable to Grupo Galicia	185,499	459,018	167,396	(60)	11

8

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2024	2023	Variation (%)	
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Assets					
Cash and due from banks	6,095,801	2,908,968	2,287,359	110	166
Debt securities	1,095,890	1,782,586	224,329	(39)	389
Net loans and other financing	8,797,747	7,205,354	7,037,399	22	25
Other financial assets	5,779,005	6,313,987	8,658,546	(8)	(33)
Investment in subsidiaries, associates and joint ventures	2,705	2,802	3,992	(3)	(32)
Property, bank premises, equipment	736,738	734,169	724,676	—	2
Intangible assets	245,048	248,239	236,843	(1)	3
Other assets	219,241	225,211	161,166	(3)	36
Assest from insurance contracts	146,457	142,294	28,462	3	415
Assets available for sale	19	19	90	—	(79)
Total assets	**23,118,651**	**19,563,629**	**19,362,862**	**18**	**19**
Liabilities					
Deposits	13,703,215	9,799,617	11,834,611	40	16
Financing from financial entities	266,868	244,556	266,353	9	—
Other financial liabilities	3,297,211	3,688,914	2,087,998	(11)	58
Negotiable obligations	194,294	138,471	235,286	40	(17)
Subordinated negotiable obligations	245,155	263,004	272,313	(7)	(10)
Other liabilities	703,307	911,610	747,647	(23)	(6)
Liabilities from insurance contracts	257,510	251,836	28,456	2	805
Total liabilities	**18,667,560**	**15,298,008**	**15,472,664**	**22**	**21**
Total Shareholders' equity	**4,451,091**	**4,265,621**	**3,890,198**	**4**	**14**

9

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Report Since 1905, Galicia works for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Ps.739,822 million Net income for the period +64% vs. 9M 2023 Portfolio Quality 1.84% -14 bp. vs. 3Q 2023 Coverage 184.40% +2,410 bp. vs. 3Q 2023 ROE 27.77% +815 bp vs. 9M 2023 Efficiency 34.56% -1,732 bp vs. 9M 2023 11 Ps.83,656 million Net income for the quarter -47% vs. 3Q 2023 ROE 9.32% -1,045 bp vs. 3Q 2023 Efficiency 51.47% -109 bp vs. 3Q 2023 Cost of risk 6.49% -1 bp. vs. 3Q 2023 Cost of risk 9M 5.65% +17 bp. vs. 9M 2023 Capital Ratio 26.40% +135 bp. vs. 3Q 2023 11.91% Market share: Loans to the private sector 9.99% Market share: Deposits to the private sector +40 bp vs. 3Q 2023 +56 bp vs. 3Q 2023 Highlights Branches Deposit accounts In thousands Employees Credit Cards In thousands 297 7,804 5,758 4,393 Digital clients 92%

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the third quarter of 2024, Galicia registered a net income of Ps.83,656 million, Ps.74,346 million (47%) lower than the result of the same quarter of the previous year, which represented an annualized ROE of 9.32% and an ROA of 2.00%.

The operating result was Ps.436,230 million (50%) lower than in the third quarter of 2023, as a consequence of a lower net operating income.

Net operating income reached Ps.816,066 million, Ps.524,001 million (39%) lower than the Ps.1,340,067 million in the same quarter of the previous year, mainly as a consequence of a lower net interest income for Ps.319,173 million (37%) and a lower result from gold and foreign currency quotation differences for Ps.151,735 million (84%).

Income Statement

In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Net interest income	546,943	1,134,203	866,116	(52)	(37)
Net fee income	142,405	133,055	157,266	7	(9)
Net results from financial instruments	166,072	150,466	112,689	10	47
Gold and foreign currency quotation differences	29,329	42,609	181,064	(31)	(84)
Other operating income	40,649	42,292	84,605	(4)	(52)
Loan-loss provisions	(109,332)	(91,684)	(61,674)	19	77
Net operating income	**816,066**	**1,410,941**	**1,340,067**	**(42)**	**(39)**
Personnel expenses	(101,201)	(139,295)	(107,535)	(27)	(6)
Administrative expenses	(114,276)	(120,192)	(100,682)	(5)	14
Depreciations and devaluations of assets	(30,283)	(29,439)	(37,264)	3	(19)
Other operating expenses	(134,886)	(178,835)	(222,936)	(25)	(39)
Operating income	**435,420**	**943,180**	**871,650**	**(54)**	**(50)**
Results from the net monetary position	(302,568)	(420,860)	(657,250)	(28)	(54)
Results from associates and joint businesses	(1,173)	459	(887)	(356)	32
Income tax	(48,023)	(191,345)	(55,511)	(75)	(13)
Net Income	**83,656**	**331,434**	**158,002**	**(75)**	**(47)**
Other comprenhensive income	16,563	906	(6)	n.m.	N/A
Total comprenhensive income	**100,219**	**332,340**	**157,996**	**(70)**	**(37)**

12

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima 13 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 2.00% 8.95% 3.57% 3Q 2024 2Q 2024 3Q 2023 9.32% 36.90% 19.77% 3Q 2024 2Q 2024 3Q 2023 27.18% 51.86% 34.23% 3Q 2024 2Q 2024 3Q 2023 51.47% 31.78% 52.56% 3Q 2024 2Q 2024 3Q 2023

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Yields and rates

Interest-earning assets[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2024				2023		Variation (% | bp)			
	3Q		2Q		3Q		vs.2Q24		vs.3Q23	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**8,901,143**	**51.39**	**8,311,331**	**83.58**	**11,009,377**	**90.66**	**7**	**(3,219)**	**(19)**	**(3,927)**
Government securities	3,982,356	62.80	2,839,520	125.06	5,102,125	91.11	40	(6,226)	**(22)**	(2,831)
Loans	4,088,278	48.53	3,115,948	75.75	4,457,941	77.53	31	(2,722)	**(8)**	(2,900)
Other interest-earning assets	830,509	10.80	2,355,863	43.93	1,449,311	129.49	(65)	(3,313)	**(43)**	(11,869)
In foreign currency	**1,243,142**	**6.75**	**1,383,734**	**25.18**	**859,657**	**53.38**	**(10)**	**(1,843)**	**45**	**(4,663)**
Government securities	318,461	8.61	521,489	60.06	453,484	70.91	(39)	(5,145)	**(30)**	(6,230)
Loans	901,521	6.07	752,364	4.53	316,581	5.56	20	154	**185**	51
Other interest-earning assets	23,160	7.69	109,881	1.07	89,592	133.67	(79)	662	**(74)**	(12,598)
Interest-earning assets	**10,144,285**	**45.92**	**9,695,065**	**75.24**	**11,869,034**	**87.96**	**5**	**(2,932)**	**(15)**	**(4,204)**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average interest-earning assets reached Ps.10,144,285 million, registering a decrease of Ps.1,724,749 million (15%), compared to the third quarter of 2023. This decrease was mainly the result of a lower volume of government securities in pesos for Ps.1,119,769 million (22%) and of other interest-earning assets in pesos for Ps.618,802 million (43%).

The average yield on interest-earning assets for the third quarter was 45.92%, representing a decrease of 4,204 bp, compared to the same quarter of the previous year. This variation is mainly justified by lower average yields on loans and government securities in pesos.

14

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Interest-bearing liabilities[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2024				2023		Variation (%|bp)			
	3Q		2Q		3Q		vs.2Q24		vs.3Q23	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**5,614,328**	**32.10**	**4,600,171**	**45.62**	**7,578,163**	**85.31**	**22**	**(1,352)**	**(26)**	**(5,321)**
Saving accounts	858,169	0.02	735,625	0.02	930,390	0.02	17	—	(8)	—
Time deposits	2,529,122	41.10	2,240,396	61.73	5,030,452	99.11	13	(2,063)	(50)	(5,801)
Other Deposits	1,737,095	33.91	1,261,423	42.38	1,382,242	92.28	38	(847)	26	(5,837)
Debt securities	30,654	50.75	28,989	52.25	—	—	6	(150)	—	5,075
Other interest-bearing liabilities	459,288	34.39	333,738	49.63	235,079	86.65	38	(1,524)	95	(5,226)
In foreign currency	**2,985,505**	**1.14**	**2,250,170**	**1.15**	**1,944,380**	**1.91**	**33**	**(1)**	**54**	**(77)**
Saving accounts	1,858,480	—	1,644,739	—	1,250,351	—	13	—	49	—
Time deposits	393,712	2.42	260,182	1.79	294,735	1.77	51	63	34	65
Other Deposits	451,916	—	45,452	—	47,750	—	894	—	846	—
Debt securities	255,424	8.33	276,198	6.08	295,470	8.55	(8)	225	(14)	(22)
Other interest-bearing liabilities	25,973	12.80	23,599	18.64	56,074	11.84	10	(584)	(54)	96
Interest-bearing liabilities	**8,599,833**	**21.35**	**6,850,341**	**31.01**	**9,522,543**	**68.28**	**26**	**(966)**	**(10)**	**(4,693)**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Interest bearing liabilities reached Ps.8,599,833 million, registering a decrease of Ps.922,710 million (10%) in relation to the same period of 2023, mainly due to a decrease in time deposits in pesos for Ps.2,501,330 million (50%), offset by higher volume of saving accounts in foreign currency for Ps.608,129 million (49%) and of other deposits in foreign currency for Ps.404,166 million (846%).

Likewise, the average rate on interest-bearing liabilities was 21.35%, registering a decrease of 4,693 bp with respect to the second quarter of the previous year, as a consequence of the decrease in the interest rate on time deposits in pesos for 5,801 bp.

15

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net interest income

Net interest income for the quarter amounted to Ps.546,943 million, with a Ps.319,173 million (37%) decrease compared to the Ps.866,116 million profit from the same quarter of 2023.

Interest Income

In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Government securities	478,672	810,650	1,418,803	(41)	(66)
Loans and other financing	510,382	592,130	868,052	(14)	(41)
Financial sector	7,987	3,671	10,918	118	(27)
Non-financial private sector	502,395	588,459	857,134	(15)	(41)
Overdrafts	53,765	76,007	115,805	(29)	(54)
Promissory notes	157,831	178,304	388,055	(11)	(59)
Mortgage loans	50,347	95,048	76,979	(47)	(35)
Pledge loans	10,525	9,040	14,592	16	(28)
Personal loans	108,429	90,099	85,143	20	27
Credit-card loans	115,264	134,403	170,493	(14)	(32)
Financial leases	1,854	1,619	3,612	15	(49)
Pre-financing and export financing	2,530	2,030	811	25	212
Other	1,850	1,909	1,644	(3)	13
Repurchase agreement transactions	17,056	264,053	204,930	(94)	(92)
Interest income	**1,006,110**	**1,666,833**	**2,491,785**	**(40)**	**(60)**

Interest income for the quarter reached Ps.1,006,110 million, 60% lower than the Ps.2,491,785 million registered in the third quarter of 2023.

This decrease was a consequence of:

- lower interest on government securities for Ps.940,131 million (66%). It is important to note that in the third quarter of 2023 there were instruments issued by the BCRA (Leliqs) in the portfolio,
- lower interest on loans and other financing for Ps.357,670 million (41%), as a result of lower income from promissory notes (59%), overdrafts (54%) and credit cards (32%),
- lower interest on repurchase agreement transactions for Ps.187,874 million (92%).

16

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Interest expenses totaled Ps.459,167 million, registering a decrease of Ps.1,166,502 million (72%), compared to the same quarter of 2023. This decrease was a consequence of lower interest expenses on time deposits and term investments for Ps.985,436 million (79%), generated by the decrease in the annual nominal interest rate and the average volume of deposits. Interest expenses In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 3Q 2Q 3Q vs.2Q24 vs.3Q23 Deposits 409,563 480,570 1,566,622 (15) (74) Saving accounts 35 29 38 21 (8) Time deposits and term investments 262,255 346,895 1,247,691 (24) (79) Other 147,273 133,646 318,893 10 (54) Financing from financial institutions 1,178 1,058 1,338 11 (12) Repurchase agreement transactions 3,985 1,194 7,348 234 (46) Other interest-bearing liabilities 35,228 40,329 44,052 (13) (20) Negotiable obligations 4,082 4,059 424 1 863 Subordinated Negotiable obligations 5,131 5,420 5,885 (5) (13) Interest expenses 459,167 532,630 1,625,669 (14) (72) 17

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Net Fee Income In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 3Q 2Q 3Q vs.2Q24 vs.3Q23 Credit cards 61,773 53,874 64,028 15 (4) Deposit accounts 26,198 23,224 30,107 13 (13) Insurance 4,815 4,275 4,852 13 (1) Financial fees 239 490 244 (51) (2) Credit- related fees 1,423 1,119 1,061 27 34 Foreign trade 8,808 10,362 6,051 (15) 46 Collections 15,153 14,033 16,760 8 (10) Utility-Bills collection services 11,621 12,279 16,725 (5) (31) Mutual Funds 5,453 4,560 4,110 20 33 Fees from bundles of products 17,758 20,800 24,311 (15) (27) Other 21,432 16,946 15,674 26 37 Total fee income 174,673 161,962 183,923 8 (5) Total expenditures (32,268) (28,907) (26,657) 12 21 Net fee income 142,405 133,055 157,266 7 (9) The net fee income reached Ps.142,405 million, registering a decrease of 9% compared to Ps.157,266 million in the third quarter of 2023. This decrease was mainly due to lower income from fees collected from bundles of products for Ps.6,553 million (27%). 18 Net fee income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net income from financial instruments

The net result from financial instruments was Ps.166,072 million, Ps.53,383 million higher than the Ps.112,689 million recorded in the same quarter of 2023. This increase was a consequence of a higher result from government securities of Ps.90,211 million (582%) and higher result from derivative financial instruments for Ps.30,897 million (295%), offset by a lower result from private sector securities for Ps.50,527 million (92%).

Net Income from Financial Instruments					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Government securities	105,708	115,642	15,497	(9)	582
Private sector securities	4,130	8,796	54,657	(53)	(92)
Derivative financial instruments	20,421	104	(10,476)	n.m.	295
Forward transactions	11,572	2,175	(1,235)	432	n.m.
Options	8,849	(2,071)	(9,241)	527	196
Results of other financial assets/liabilities	—	3	—	(100)	N/A
Results from derecognition of assets	35,813	25,921	53,011	38	(32)
Net income from financial instruments	**166,072**	**150,466**	**112,689**	**10**	**47**

Gold and foreign currency quotation differences

The result from quotation differences of gold and foreign currency for the quarter was a Ps.29,329 million profit, Ps.151,735 million (84%) lower than the profit of Ps.181,064 million registered in the same quarter of the previous year. This result included a gain of Ps.10,022 million due to purchase and sale of foreign currency.

19

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Other Operating Income In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 3Q 2Q 3Q vs.2Q24 vs.3Q23 Other financial income 4,126 2,810 1,710 47 141 Rental of safe deposit boxes 9,336 6,397 6,524 46 43 Other fee income 1,956 779 918 151 113 Other adjustments and interest on miscellaneous receivables 16,136 20,721 27,231 (22) (41) Other 9,095 11,585 48,222 (21) (81) Total other operating income 40,649 42,292 84,605 (4) (52) In the third quarter, other operating income amounted to Ps.40,649 million, registering a decrease of Ps.43,956 million (52%) compared to those registered in the same quarter of 2023. This lower result was mainly due to the decrease in other for Ps.39,127 million (81%). Loan loss provisions for the quarter totaled Ps.109,332 million, Ps.47,658 million (77%) higher than those recorded in the same quarter of the previous year, mainly as a result of a larger financing portfolio. 20 Loan-loss provisions Other operating income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Personnel expenses

Personnel expenses reached Ps.101,201 million, registering a decrease of Ps.6,334 million (6%) compared to the same quarter of 2023, mainly due to higher provisions made for bonuses in the third quarter of 2023.

Administrative expenses

Administrative expenses for the quarter reached Ps.114,276 million, registering an increase of Ps.13,594 million (14%) compared to the third quarter of the previous year. This increase was a consequence of higher fees and compensation for services for Ps.6,382 million (139%), higher expenses for maintenance and repairment of goods and IT for Ps.4,477 million (24%), and higher expenses for hired administrative services for Ps.4,217 million (23%).

Administrative Expenses					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Fees and compensations for services	10,987	7,712	4,605	42	139
Fees to directors and syndics	174	228	183	(24)	(5)
Publicity, promotion and research expenses	5,331	5,853	4,963	(9)	7
Taxes	22,979	33,101	25,519	(31)	(10)
Maintenance and repairment of goods and IT	23,439	26,494	18,962	(12)	24
Electricity and communications	6,171	6,204	5,768	(1)	7
Stationery and office supplies	684	537	610	27	12
Hired administrative services	22,802	22,959	18,585	(1)	23
Security	3,758	3,171	3,108	19	21
Insurance	1,168	1,127	859	4	36
Other	16,783	12,806	17,520	31	(4)
Total administrative expenses	**114,276**	**120,192**	**100,682**	**(5)**	**14**

21

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Depreciation and devaluation of assets

The result from depreciation and devaluation of assets reached Ps.30,283 million, registering a decrease of 19% compared to the same quarter of 2023.

Other operating expenses

Other operating expenses for the quarter reached Ps.134,886 million, which represented a decrease of Ps.88,050 million (39%), compared to the Ps.222,936 million recorded in the third quarter of the previous year. This decrease was mainly generated by lower turnover tax for Ps.95,732 million (63%), mainly related to financial operations.

Other Operating Expenses					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Contribution to the Deposit Insurance Fund	3,509	3,170	4,464	11	(21)
Other financial results	—	(3,256)	(701)	100	100
Turnover tax	56,960	91,490	152,692	(38)	(63)
On financial income	49,822	80,188	133,669	(38)	(63)
On fees	6,174	7,906	11,783	(22)	(48)
On other items	964	3,396	7,240	(72)	(87)
Other fee-related expenses	60,630	52,188	52,724	16	15
Charges for other provisions	4,708	7,964	2,317	(41)	103
Claims	6,177	3,723	8,623	66	(28)
Other	2,902	23,556	2,817	(88)	3
Total other operating expenses	**134,886**	**178,835**	**222,936**	**(25)**	**(39)**

22

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima The income tax charge was Ps.48,023 million, Ps.7,488 million lower than in the third quarter of 2023, mainly, as a consequence of a lower operating result. 23 In the third quarter of 2024, Galicia recorded a gain of Ps.16,563 million in other comprehensive income (OCI), mainly from Treasury Bills (LECAP). Other comprehensive income Income tax

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Assets					
Cash and due from banks	5.953.165	2.789.304	2.175.989	113	174
Debt securities	867.390	1.614.410	193.614	(46)	348
Net loans and other financing	6.248.540	5.168.525	5.451.396	21	15
Other financial assets	5.138.248	5.631.825	8.031.189	(9)	(36)
Equity investments in subsidiaries, associates and joint businesses	6.879	7.091	9.322	(3)	(26)
Property, bank premises, equipment	666.578	665.881	655.214	—	2
Intangible assets	208.011	209.783	212.408	(1)	(2)
Other assets	77.238	87.902	71.724	(12)	8
Assets available for sale	19	19	89	—	(79)
Total assets	**19.166.068**	**16.174.740**	**16.800.945**	**18**	**14**
Liabilities					
Deposits	13.193.044	9.351.134	11.576.860	41	14
Financing from financial entities	51.936	37.726	69.237	38	(25)
Other financial liabilities	1.529.883	2.316.178	1.061.129	(34)	44
Negotiable obligations	99.940	49.541	28.175	102	255
Subordinated negotiable obligations	245.155	263.005	272.312	(7)	(10)
Other liabilities	468.737	680.002	577.949	(31)	(19)
Total liabilities	**15.588.695**	**12.697.586**	**13.585.662**	**23**	**15**
Shareholders' equity	**3.577.373**	**3.477.154**	**3.215.283**	**3**	**11**
Foreign currency assets and liabilities					
Assets	7.124.686	4.192.385	3.655.220	70	95
Liabilities	6.849.608	3.394.340	2.601.116	102	163
Net forward purchases/(sales) of foreign currency [1]	(118.776)	(89.837)	(23.616)	32	403
Net global position in foreign currency	**156.302**	**708.208**	**1.030.488**	**(78)**	**(85)**

(1) Recorded off-balance sheet.

24

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Level of activity

Financing

As of September 30, 2024, financing to the private sector reached Ps.7,390,119 million, registering a 18% increase compared to the same period of the previous year. This increase was mainly due to higher loans in foreign currency for Ps.833,341 million (274%) and higher other financing in pesos for Ps.339,231 million (150%).

The market share of total loans to the private sector as of September 30, 2024, reached 11.91%, which represented an increase of 40 bp compared to the third quarter of 2023.

Financing to the Private Sector[1]

In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
In pesos	**5,744,725**	**4,690,844**	**5,432,222**	**22**	**6**
Loans	4,771,370	3,908,924	4,870,229	22	(2)
UVA-adjusted loans	391,330	335,255	317,151	17	23
Financial leases	16,003	9,483	18,051	69	(11)
Other financing[2]	566,022	437,182	226,791	29	150
In foreign currency	**1,645,394**	**1,402,265**	**805,910**	**17**	**104**
Loans	1,137,839	925,535	304,498	23	274
Financial leases	1,186	570	1,323	108	(10)
Other financing[2]	506,369	476,160	500,089	6	1
Total financing to the private sector	**7,390,119**	**6,093,109**	**6,238,132**	**21**	**18**

(1) Includes IFRS adjustments.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

25

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

As of September 30, 2024, the loan portfolio and other financing net of provisions reached Ps.6,248,540 million, registering a 15% increase compared to the third quarter of the previous year.

The main increases were in:
- promissory notes for Ps.368,486 million (19%),
- personal loans for Ps.251,699 million (52%), and
- pre-financing and financing of exports for Ps.105,145 million (294%).

Breakdown of loans and other financing

In millions of pesos, except otherwise noted		2024	2023	Variation (%)	
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Financial entities	**77,906**	**19,825**	**80,387**	**293**	**(3)**
Loans	77,906	19,825	80,387	293	(3)
Other financing	—	—	—	N/A	N/A
Non-financial private sector and residents abroad	**6,383,560**	**5,310,949**	**5,562,391**	**20**	**15**
Loans	6,222,633	5,149,889	5,411,491	21	15
Overdrafts	452,105	734,925	459,414	(38)	(2)
Promissory notes	2,315,922	1,555,889	1,947,436	49	19
Mortgage loans	117,391	49,708	80,405	136	46
Pledge loans	154,261	79,297	116,379	95	33
Personal loans	733,503	476,577	481,804	54	52
Credit-card loans	1,893,736	1,521,926	1,875,201	24	1
Pre-financing and financing of exports	140,900	178,129	35,755	(21)	294
Other Loans	116,059	222,445	91,104	(48)	27
Accrued interest, adjustments and foreign currency quotation differences receivable	318,958	344,676	365,661	(7)	(13)
Documented interest	(20,202)	(13,683)	(41,668)	48	(52)
Financial leases	17,189	10,053	19,374	71	(11)
Other financing	143,738	151,007	131,526	(5)	9
Non-financial public sector	**2,426**	**6,086**	**—**	**(60)**	**N/A**
Total loans and other financing	**6,463,892**	**5,336,860**	**5,642,778**	**21**	**15**
Allowances	**(215,352)**	**(168,335)**	**(191,382)**	**28**	**13**
Loans	(211,150)	(164,949)	(188,787)	28	12
Financial leases	(355)	(213)	(318)	67	12
Other financing	(3,847)	(3,173)	(2,277)	21	69
Net loans and other financing	**6,248,540**	**5,168,525**	**5,451,396**	**21**	**15**

26

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[(1)]

In millions of pesos, except otherwise noted	2024 3Q	2024 2Q	2023 3Q	Variation (%) vs.2Q24	Variation (%) vs.3Q23
Government securities' net Position	**4,666,442**	**5,978,091**	**6,576,670**	**(22)**	**(29)**
Measured at fair value	**885,007**	**1,682,841**	**149,638**	**(47)**	**491**
In pesos	739,172	913,737	29,028	(19)	n.m.
Adjusted by CER	90,834	72,598	54,194	25	68
In foreign currency	41,184	9,332	30,684	341	34
Bono Dual	13,817	687,174	35,732	(98)	(61)
Leliq	—	—	—	N/A	N/A
Measured at amortized cost	**2,527,062**	**2,542,092**	**6,427,032**	**(1)**	**(61)**
In pesos	293,584	284,815	441,126	3	(33)
Adjusted by CER	1,926,590	2,102,759	1,593,703	(8)	21
In foreign currency	273,912	115,073	—	138	N/A
Bono Dual	—	—	526,198	N/A	(100)
Leliq	—	—	3,276,088	N/A	(100)
Lediv	32,976	39,445	589,917	(16)	(94)
Measured at fair value through OCI	**1,254,373**	**1,753,158**	**—**	**(28)**	**N/A**
In pesos	1,254,373	1,753,158	—	(28)	N/A
Other receivables resulting from financial brokerage	**2,426**	**746,256**	**1,101,597**	**(100)**	**(100)**
Repurchase agreement transactions -Argentine Central Bank	—	740,170	1,101,461	(100)	(100)
Loans and other financing	2,426	6,086	—	(60)	N/A
Trust certificates of participation and securities	—	—	136	N/A	(100)
Total exposure to the public sector	**4,668,868**	**6,724,347**	**7,678,267**	**(31)**	**(39)**

(1) Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements.

27

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

As of September 30, 2024, net exposure to the public sector reached Ps.4,668,868 million, registering a decrease of 39% in the last twelve months, as a result of a reduction in the portfolio of Leliq at amortized cost for Ps.3,276,088 million and a decrease in repurchase agreement transactions for Ps.1,101,461 million, offset by an increase of government securities in pesos at fair value through OCI for Ps.1,254,373 million.

The net exposure to the public sector represents a 24% of the total asset, while in the third quarter of 2023 said exposure represented a 46% of total asset.

If the securities had been valued at fair value instead of at amortized cost, excluding the instruments issued by the Argentine Central Bank, this would generate a decrease in said securities of Ps.272,377 million.

Funding and liabilities

Deposits amounted to Ps.13,193,044 million as of September 30, 2024, registering a 14% increase compared to the third quarter of the previous year. This increase was the result of a higher volume of saving accounts in foreign ciurrency for Ps.3,589,840 million (295%), offset by lower volume of time deposits in pesos for Ps.1,620,322 million (37%).

Deposits

In millions of pesos, except otherwise noted		2024	2023	Variation (%)	
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
In pesos	**6,855,482**	**6,494,425**	**9,534,017**	**6**	**(28)**
Current accounts	1,140,995	1,183,029	1,202,975	(4)	(5)
Saving accounts	946,085	1,036,775	957,357	(9)	(1)
Time deposits	2,779,331	2,149,567	4,399,653	29	(37)
UVA-adjusted time deposits	93,390	129,274	60,962	(28)	53
Other	1,707,036	1,809,890	2,539,283	(6)	(33)
Interests and adjustments	188,645	185,890	373,787	1	(50)
In foreign currency	**6,337,562**	**2,856,709**	**2,042,843**	**122**	**210**
Saving accounts	4,805,174	1,733,056	1,215,334	177	295
Time deposits	451,593	338,459	274,862	33	64
Other	1,079,515	784,590	552,083	38	96
Interests and adjustments	1,280	604	564	112	127
Total deposits	**13,193,044**	**9,351,134**	**11,576,860**	**41**	**14**

28

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Total deposit accounts as of September 30, 2024, reached 7.8 million, with an increase of 6% compared to the same date of the previous year.

The market share of private sector deposits reached 9.99% as of September 30, 2024, registering an increase of 56 bp compared to the third quarter of 2023.

Financial Liabilities

Financial Liabilities					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Financial entities	51,936	37,725	69,238	38	(25)
Financing from credit-card purchases	470,039	470,073	386,857	—	22
Negotiable obligations	99,940	49,542	28,175	102	255
Subordinated negotiable obligations	245,155	263,004	272,313	(7)	(10)
Creditors from purchases of foreign currency	5,846	52,087	4,712	(89)	24
Collections on account of third parties	214,964	198,310	153,193	8	40
Other financial liabilities	839,033	1,595,708	516,367	(47)	62
Total financial liabilities	**1,926,913**	**2,666,449**	**1,430,855**	**(28)**	**35**

Financial liabilities amounted to Ps.1,926,913 million, registering an increase of Ps.496,058 million (35%) compared to the Ps.1,430,855 million registered in the third quarter of 2023.

The variation was mainly due to an increase in other financial liabilities for Ps.322,666 million (62%) and an increase in financing from credit-card purchases for Ps.83,182 million (22%).

On September 19, 2024, Banco Galicia reopened Class XIV of Negotiable Obligations by issuing Ps.9,257 million.

Also, on September 19, 2024, Banco Galicia issued Class XV of Negotiable Obligations for a nominal value of Ps.42,107 million at an effective monthly rate of 3.95% and maturing on March 31, 2025. This Class was issued under the Frequent Issuer Regime.

29

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Liquidity Percentages, except otherwise noted 2024 2024 2023 Variation (%) 3Q 2Q 3Q vs.2Q24 vs.3Q23 Cash and due from banks 5,953,165 2,789,304 2,175,989 113 174 Government securities 405,424 1,194,896 3,522,051 (66) (88) Call-money 42,762 5,612 12,864 662 232 Overnight placements in correspondent banks 83,263 189,683 70,573 (56) 18 Repurchase agreement transactions (23,041) 757,639 1,104,800 (103) (102) Escrow accounts 200,592 208,341 220,843 (4) (9) Other financial assets 656,492 4,520 32,308 n.m. n.m. Total liquid assets 7,318,657 5,149,995 7,139,428 42 3 Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 76.36 80.13 123.25 (377) (4,689) Liquid assets as a percentage of total deposits 55.47 55.07 61.67 40 (620) As of September 30, 2024, the Bank’s liquid assets represented 76.36% of the Bank’s transactional deposits and 55.47% of its total deposits, compared to 80.13% and 55.07%, respectively, as of September 30, 2023. 30 Liquidity

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Asset quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.136,113 million as of September 30, 2024, representing 1.84% of private-sector financing, recording a 62 bp decrease as compared to the 2.46% recorded in the same quarter of 2023.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 184.40%, compared to 133.72% of a year before.

Financing Portfolio Quality

In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Non-accrual Financings	**136,113**	**120,865**	**153,462**	**13**	**(11)**
With preferred guarantees	5,023	3,614	7,166	39	(30)
With other guarantees	4,769	2,449	2,983	95	60
Without guarantees	126,321	114,802	143,313	10	(12)
Allowance for loan losses	**250,990**	**193,751**	**205,208**	**30**	**22**
Relevant ratios (%)				**Variation (bp)**	
NPL Ratio	1.84	1.98	2.46	(14)	(62)
Allowance for loan losses to loans to the private sector	3.40	3.18	3.29	22	11
Coverage	184.40	160.30	133.72	2,410	5,068
Non-accrual loans with guarantees to non-accrual financing	7.19	5.02	6.61	217	58
Cost of risk	6.49	6.50	3.85	(1)	264

31

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 3Q 2Q 3Q vs.2Q24 vs.3Q23 Allowance for loan losses At the beginning of the quarter 193,751 160,791 279,751 20 (31) Changes in the allowance for loan losses Provisions charged to income 108,790 91,144 60,959 19 78 Charge offs (27,682) (29,407) (21,296) (6) 30 Inflation effect (23,869) (28,777) (114,206) (17) (79) Allowance for loan losses at the end of the quarter 250,990 193,751 205,208 30 22 Charge to the income statement Provisions charged to income (108,790) (91,144) (60,961) 19 78 Direct charge offs (542) (540) (713) — (24) Bad debts recovered 2,816 3,928 3,374 (28) (17) Net charge to the income statement (106,516) (87,756) (58,300) 21 83 During the quarter, Ps.27,682 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.542 million were made. 32

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Capitalization

The minimum capital requirement and the corresponding computable capital are presented below. Balances are disclosed in accordance with the applicable regulation in force and in currency of each period.

Regulatory Capital					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Minimum capital requirement (A)	**1,001,482**	**777,746**	**304,041**	**29**	**229**
Allocated to credit risk	666,169	503,939	219,541	32	203
Allocated to market risk	21,051	15,438	10,963	36	92
Allocated to operational risk	314,262	258,369	73,537	22	327
Computable capital (B)	**3,240,768**	**2,741,038**	**932,072**	**18**	**248**
Tier I	3,192,222	2,649,863	897,071	20	256
Tier II	48,546	91,175	35,001	(47)	39
Excess over required capital (B) (A)	**2,239,286**	**1,963,292**	**628,031**	**14**	**257**
Risk weighted assets	**12,275,986**	**9,530,221**	**3,720,576**	**29**	**230**
Ratios (%)					**Variation (bp)**
Total capital ratio	26.40	28.76	25.05	(236)	135
Tier I capital ratio	26.00	27.80	24.11	(180)	189

As of September 30, 2024, the computable capital was Ps.3,240,768 million and the minimum capital requirement was Ps.1,001,482 million, which represented an excess of Ps.2,239,286 million (224%). This excess was Ps.628,031 million (207%) as of the same date in 2023.

The capital requirement increased Ps.697,441 million and the computable capital increased Ps.2,308,696 million, compared to the third quarter of 2023. This increase of computable capital was a consequence of the results generated in the period and the higher value of the accounting net worth, which in turn, was a result of the application of the inflation adjustment. The total capital ratio was 26.40%, registering an increase of 135 bp compared to the third quarter of 2023 and a decrease of 236 bp with respect to the second quarter of 2024.

33

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Financial Report Naranja X is the fintech entity of Grupo Galicia that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X’s biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities.

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Ps.189,380 million Net income for the period -5,811% vs. 9M 2023 ROE 41.46% +4,229 bp vs. 9M 2023 Efficiency ratio 39.91% -3,670 bp vs. 9M 2023 2,663 Employees 10,003 Credit cards In thousands 118 Branches and other points of sale 35 Ps.68,735 million Results for the quarter +1,052% vs. 3Q 2023 ROE 40.71% +4,611 bp vs. 3Q 2023 Efficiency ratio 37.69% -5,815 bp vs. 3Q 2023 Highlights 6,474 Deposit accounts In thousands Ps.556,647 Average balance of deposits In millions 4.61% Market share: Saving accounts 5.37% Market share: Personal Loans 82% Digital clients

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the third quarter, Naranja X registered a net income of Ps.68,735 million, Ps.75,953 million, higher than the result recorded in the same period of the previous year. This was due to the increase in operating income for the quarter, reaching Ps.164,471 million, 50% higher than the Ps.109,980 million in the same quarter of 2023.

Net operating income increased by Ps.71,570 million (30%), mainly as a result of an increase in net interest income of Ps.88,609 million (76%).

The result for the quarter represented, on an annualized basis, an ROA of 8.36% and an ROE of 40.71%, while in the third quarter of 2023 they represented (1.14%) and (5.40%), respectively.

Income Statement

In millions of pesos, except otherwise noted		2024	2023	Variation (%)	
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Net interest income	204,676	262,675	116,067	(22)	76
Net fee income	118,839	100,259	94,666	19	26
Net results from financial instruments	24,246	20,879	33,370	16	(27)
Gold and foreign currency quotation differences	1,317	1,232	(15)	7	n.m.
Other operating income	23,288	24,719	20,942	(6)	11
Loan loss provisions	(58,221)	(71,475)	(22,455)	(19)	159
Net operating income	**314,145**	**338,289**	**242,575**	**(7)**	**30**
Personnel expenses	(37,681)	(38,390)	(35,608)	(2)	6
Administrative expenses	(47,422)	(44,069)	(39,781)	8	19
Depreciations and devaluations of assets	(5,919)	(7,033)	(6,405)	(16)	(8)
Other operating expenses	(58,652)	(57,230)	(50,801)	2	15
Operating income	**164,471**	**191,567**	**109,980**	**(14)**	**50**
Results from the net monetary position	(61,527)	(72,068)	(120,210)	(15)	(49)
Income tax	(34,209)	(28,928)	3,012	18	1,236
Net income	**68,735**	**90,571**	**(7,218)**	**(24)**	**1,052**
Other comprenhensive income	193	(389)	(626)	150	131
Total comprenhensive income	**68,928**	**90,182**	**(7,844)**	**(24)**	**979**

36

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima 37 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 8.36% 13.71% (1.14)% 3Q 2024 2Q 2024 3Q 2023 40.71% 61.20% (5.40)% 3Q 2024 2Q 2024 3Q 2023 29.34% 45.64% 26.91% 3Q 2024 2Q 2024 3Q 2023 37.69% 33.61% 95.84% 3Q 2024 2Q 2024 3Q 2023

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 3Q 2Q 3Q vs.2Q24 vs.3Q23 Assets Cash and due from banks 52,056 50,044 48,285 4 8 Debt securities 92,170 50,461 41,218 83 124 Net loans and other financing 2,699,544 2,179,533 1,686,646 24 60 Other financial assets 545,205 592,019 544,077 (8) — Property, bank premises, equipment 64,863 64,186 69,358 1 (6) Intangible assets 15,814 15,666 18,324 1 (14) Other non-financial assets 56,847 61,085 48,908 (7) 16 Total assets 3,526,499 3,012,994 2,456,816 17 44 Liabilities Deposits 656,027 580,008 307,642 13 113 Financing from financial entities 355,554 348,512 288,888 2 23 Other financial liabilities 1,571,732 1,212,207 995,120 30 58 Negotiable obligations 97,899 95,178 244,133 3 (60) Other non-financial liabilities 140,552 141,278 96,887 (1) 45 Total liabilities 2,821,764 2,377,183 1,932,670 19 46 Shareholders' equity 704,735 635,811 524,146 11 34 38 Selected financial information Negotiable Obligation On August 26, 2024, Naranja X issued the Class LXII Negotiable Obligation for a nominal value of Ps.30,000 million with maturity on May 26, 2024 and at a Badlar +5.50% rate.

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2024 2024 2023 Variation (%) 3Q 2Q 3Q vs.2Q24 vs.3Q23 Non-accrual loans 130,234 95,285 64,303 37 103 Allowances for loan losses and provisions 169,034 138,189 81,428 22 108 Ratios (%) Variation (bp) NPL Ratio 4.61 4.88 3.79 (27) 82 Allowance for loan losses to loans to the private sector 5.98 7.08 4.80 (110) 118 Coverage 129.79 162.62 126.63 (3,283) 316 Cost of risk 8.85 15.74 4.96 (689) 389 Taking into consideration the provisions for unused credit-card balances, the coverage ratio as of September 30, 2024, amounted to 129.79%, compared to 126.63% on the same date of the previous year. 39 Assets quality

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 3Q 2Q 3Q vs.2Q24 vs.3Q23 Allowances for loan losses At the beginning of the quarter 138,189 96,743 102,697 43 35 Changes in the allowance for loan losses Provisions charged to income 55,875 69,353 20,304 (19) 175 Reversals of allowances for loan losses (246) (4,695) (11,504) (95) (98) Charge off (8,386) (5,119) (1,484) 64 465 Effect of inflation (16,398) (18,093) (28,585) (9) (43) Allowance for loan losses at the end of the quarter 169,034 138,189 81,428 22 108 Charge to the income statement Provisions charged to income (55,875) (69,353) (20,304) (19) 175 Direct charge offs (2,346) (2,122) (2,151) 11 9 Bad debt recovered 1,411 1,094 1,917 29 (26) Net charge to the income statement (56,810) (70,381) (20,538) (19) 177 40

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Financial Report Galicia Seguros’s commercial activity began in 1996 as a member of the Galicia Group. Provides insurance solutions for individuals, SMEs, large companies and the agricultural sector. Its commitment is reflected in a wide network of marketing channels that facilitate access to coverage adapted to the needs of each client.

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Ps.(12,173) million Net income for the period attributable to Seguros -216% vs. 9M 2023 ROE (45.88)% -8,443 bp vs. 9M 2023 Combined Ratio 100.09% +1,066 bp vs. 9M 2023 725 3,176 Employees Polices In thousands 42 Clients In thousands Ps.(957) million Net income for the quarter attributable to Seguros -145% vs. 3Q 2023 ROE (10.53)% -3,365 bp vs. 3Q 2023 Combined Ratio 91.75% +73 bp vs. 3Q 2023 2,333 Highlights Sura As of the fourth quarter of 2023, Sudamericana Holding consolidates with Sura Argentina. Agencies 14

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Income Statement

In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	3Q	2Q	3Q	vs.2Q24	vs.3Q23
Earned premium	84,630	80,005	32,663	6	159
Incurred claims	(30,765)	(31,258)	(5,930)	(2)	419
Withdrawals	(69)	(65)	(89)	6	(22)
Life annuities	(30)	(27)	(37)	11	(19)
Acquisition and general expenses	(25,291)	(22,774)	(14,667)	11	72
Other income and expenses	(1,998)	534	(397)	(474)	403
Underwriting income	**26,477**	**26,415**	**11,543**	**—**	**129**
Interest income	8,108	11,381	8,238	(29)	(2)
Net results from financial instruments	(2,382)	2,489	(391)	(196)	509
Gold and foreign currency quotation differences	1,656	282	86	487	1,826
Other operating income	1,602	3,051	4,549	(47)	(65)
Net operating income	**35,461**	**43,618**	**24,025**	**(19)**	**48**
Personnel expenses	(10,077)	(9,217)	(5,373)	9	88
Administrative expenses	(7,204)	(5,755)	(2,850)	25	153
Depreciations and devaluations of assets	(2,215)	(2,955)	(383)	(25)	478
Other operating expenses	(16,056)	(7,094)	(1)	126	n.m.
Operating income	**(91)**	**18,597**	**15,418**	**(100)**	**(101)**
Results from the net monetary position	(5,711)	922	(9,054)	(719)	(37)
Income tax	4,817	(6,566)	(4,234)	(173)	(214)
Net income	**(985)**	**12,953**	**2,130**	**(108)**	**(146)**
Net Income Attributable to Parent Company's Owners	(28)	68	—	(141)	N/A
Net Income Attributable to Non-controlling Interests	(957)	12,885	2,130	(107)	(145)
Other comprehensive income	7	(430)	(47)	(102)	(115)
Total comprehensive income	**(978)**	**12,523**	**2,083**	**(108)**	**(147)**
Total comprehensive income Attributable to Non-controlling Interests	(28)	68	—	(141)	N/A
Total comprehensive income Attributable to Parent Company's Owners	(950)	12,455	2,083	(108)	(146)

43

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 44 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE (1.11)% 14.21% 9.35% 3Q 2024 2Q 2024 3Q 2023 (10.53)% 178.41% 23.12% 3Q 2024 2Q 2024 3Q 2023 91.75% 89.39% 91.02% 3Q 2024 2Q 2024 3Q 2023 81.37% 60.47% 78.57% 3Q 2024 2Q 2024 3Q 2023

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 3Q 2Q 3Q vs.2Q24 vs.3Q23 Assets Cash and due from banks 2,524 2,862 776 (12) 225 Debt securities 67,964 78,714 2,518 (14) n.m. Net loans and other financing — — 46 N/A (100) Other financial assets 48,134 39,562 46,600 22 3 Property, bank premises, equipment 5,693 5,750 1,681 (1) 239 Intangible assets 17,813 19,124 1,690 (7) 954 Assets for insurance contracts 146,457 142,294 28,468 3 414 Other non-financial assets 53,252 50,175 7,170 6 643 Total assets 341,837 338,481 88,949 1 284 Liabilities Liabilities for insurance contracts 257,540 251,836 28,478 2 804 Other non-financial liabilities 47,545 48,916 22,461 (3) 112 Total liabilities 305,085 300,752 50,939 1 499 Shareholders' equity 36,752 37,729 38,010 (3) (3) 45 Selected financial information

Financial Report Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Since 1958, Fondos Fima has been managing mutual funds distributed by Galicia through its multiple channels and other agents.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Highlights

↘

Ps.45,328 million
Net income for the period
+13% vs. 9M 2023

Ps.6,408
Assets under management
In billions
+18% vs. 3Q 2023

12.8%
Market share
+210 bp vs. 3Q 2023

Ps.16,858 million
Net income for the quarter
+64% vs. 3Q 2023

29
Employees

16
Assets under management

47

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Income Statement In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 3Q 2Q 3Q vs.2Q24 vs.3Q23 Net results from financial instruments 4,493 3,205 9,603 40 (53) Gold and foreign currency quotation differences 13 13 54 — (76) Other operating income 31,580 26,892 23,304 17 36 Net operating income 36,086 30,110 32,961 20 9 Personnel and administrative expenses (2,069) (1,828) (1,513) 13 37 Other operating expenses (1,987) (1,661) (1,821) 20 9 Operating income 32,030 26,621 29,627 20 8 Results from the net monetary position (4,806) (4,511) (11,003) 7 (56) Income tax (10,366) (8,631) (8,324) 20 25 Net income 16,858 13,479 10,300 25 64 48 Results for the quarter

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Mutual fund In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 3Q 2Q 3Q vs.2Q24 vs.3Q23 Fima Acciones 70,093 76,466 54,820 (8) 28 Fima PB Acciones 42,401 40,856 33,650 4 26 Fima Renta en Pesos 96,375 86,963 94,245 11 2 Fima Ahorro Pesos 308,047 262,241 148,969 17 107 Fima Renta Plus 67,810 68,751 53,025 (1) 28 Fima Premium 5,307,053 5,045,111 4,541,136 5 17 Fima Ahorro Plus 306,887 243,264 182,206 26 68 Fima Capital Plus 126,233 126,223 262,673 — (52) Fima Abierto Pymes 11,395 11,692 12,304 (3) (7) Fima Mix I 24,024 26,897 27,903 (11) (14) Fima Mix II 6,202 7,421 5,333 (16) 16 Fima Renta Fija Internacional 5,338 5,873 6,551 (9) (19) Fima Sustentable ESG 3,849 5,266 5,340 (27) (28) Fima Acciones Latinoamericanas Dólares 486 529 630 (8) (23) Fima Renta Fija Dólares 3,247 3 — n.m. N/A Fima Mix Dólares 28,896 15,426 — 87 N/A Total assets under management 6,408,336 6,022,982 5,428,785 6 18 49 Assets under management

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 3Q 2Q 3Q vs.2Q24 vs.3Q23 Assets Cash and due from banks 10,722 9,194 8,133 17 32 Debt securities 700 54 260 n.m. 169 Net loans and other financing 10 2 — 400 — Other financial assets 38,720 37,494 37,164 3 4 Other non-financial assets 58 49 45 18 29 Total assets 50,219 46,802 45,602 7 10 Liabilities Other non-financial liabilities 18,486 11,926 16,408 55 13 Total liabilities 18,486 11,926 16,408 55 13 Shareholders' equity 31,733 34,876 29,194 (9) 9 50 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Relevant information

Negotiable obligations

On October 10, 2024, Banco Galicia carried out an international placement of Class XVI of Negotiable Bonds for a nominal value of US$325 million at an annual nominal rate of 7.75% and maturing on October 10, 2028. The same was issued in the

On November 4, 2024, Banco Galicia issued Class XVII of Negotiable Bonds for a nominal value of US$83.4 million at an annual nominal rate of 2% and maturing on April 30, 2025.

51

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Expansion of the Galicia Forest Bosque Galicia is an initiative by Banco Galicia together with Bayka and Eco House. It began in 2022 with the aim of offsetting CO2 emissions and improving the realities of communities. Bosque Galicia is located in the San Sebastian Reserve in the province of Misiones. In September 2024, Banco Galicia planted 900 trees, surpassing the 6,758 trees planted and offsetting 21,404 tons of CO2. Sustainable Banking Congress In August 2024, Banco Galicia participated in the second Latin American Congress on Sustainable and Inclusive Banking organized by FELABAN. A space where good practices and reflections were shared that allow us to continue on the path towards sustainable finance through collaborative actions and the exchange of experiences with different banks. In addition, Galicia received a distinction for its track record in Integrated Reports and its contribution to the 2030 agenda. 4th Edition “Escalar el Impacto” In August 2024, Galicia together with Mayma, launched the 4th edition of “Escalar el Impacto” to promote businesses with social and environmental impact in their financial projection. The objective of the project is to accompany startups for 4 months in business plans and marketing strategy. This 4th edition had the participation of GENNEIA to promote and encourage the growth of more innovative and sustainable projects. It also had Draper Startup House ARCAP (Argentine Association of Private Capital, Entrepreneurship and Seed), Sumatoria for a new economy and EGND as strategic allies in training, business and finance issues. ESG 52 “Flor” Awards In September 2024, Galicia was recognized by the FLOR Foundation with first place in the Flor Awards, for its strategy in terms of diversity and inclusion.

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 53 FCI Money Market Bonds and Deposits Through communication “A” 8119, the Argentine Central Bank established that financial institutions may carry out active placement securities transactions in pesos on exchanges and markets authorized by the National Securities Commission. On the other hand, and effective as of November 1, an increase of 5 percentage points was established on the minimum cash requirement rates applicable to: a. passive deposit securities in pesos, and b. Demand deposits in pesos that constitute the assets of money market mutual funds. Regulatory changes

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Combined ratio: (acquisition and general expenses + personnel expenses + administrative expenses + depreciations and devaluations of assets + incurred claims + other income and expenses + withdrawals + life annuities) / (earned premiums). Cost of risk: loan-loss provisions / average financing. Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing. Digital clients: number of customers with login in digital channels in the last 30 days. Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest- earning assets. Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible. NPL ratio: non-accrual portfolio / total financing. ROA: net income attributable to the company on average assets. ROE: net income attributable to the company on average shareholders’ equity. N/A: not applicable. n.m.: not meaningful. It implies increases of more than 1000% or less than -1,000%. 54 Glossary and additional information Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee- related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Inflation, exchange rate and interest rates 2024 2024 2024 2023 2023 3Q 2Q 1Q 4Q 3Q Consumer price index (IPC) (1) 7,122.2421 6,351.7145 5357.0929 3533.1922 2304.9242 Consumer price index (IPC) (%) 12.13 18.57 51.62 53.29 34.82 Wholesale price index (IPIM) (%) (2) 7.30 9.90 36.97 84.07 38.75 Acquisition value unit (UVA) (3) 1180.35 1042.74 786.10 463.40 337.84 Exchange rate (Ps./US$) (4) 970.92 911.75 857.42 808.48 350.01 Badlar (5) (quartely averages) 38.36 44.14 101.56 124.25 103.46 (1) Published by the INDEC (National Institute of Statistics and Censuses of the Argentine Republic) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million. (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. 55

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Contact us www.gfgsa.com +54 11 6329 4881 inversores@gfgsa.com asg@gfgsa.com web Phone e-mail